UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 7, 2023, Dr. Yanbin Xie informed BeyondSpring Inc. (the “Company”) of her decision to retire from the Company’s Board of Directors (the “Board”), effective immediately. Dr. Xie’s decision to retire from the Board is not the result of any disagreement with the Board. Upon her retirement as a Director, Dr. Xie will also cease to be members of the Board’s Compensation Committee and Nominating and Corporate Governance Committee.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-3, File No. 333-257639 and File No. 333-249816, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chairperson and Chief Executive Officer
Date: July 14, 2023